January 8, 2007

Ms. Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VoIP, Inc. Preliminary Schedule 14A
Preliminary Schedule 14A; File No. 0-28985

Dear Ms. Anderson:

We are responding to questions one and two raised in your letter to us dated December 29, 2006.

1.
We note your response dated December 18, 2006 to comments three, four and five from our letter dated December 6, 2006. Please explain in your response letter the contractual agreements and other arrangements associated with call termination and transfer for Iranian calls, including the identity of the telecommunications and other intermediaries associated with the transfer or completion of such calls. If either Iranian or non-Iranian third party intermediaries rely on their contacts with Iranian telecommunications or other Iranian entities to complete VoIP’s Iranian calls, it appears that your operations include direct or indirect contacts with Iranian entities. In that ease, please expand your materiality analysis to address such contacts, the investor sentiment evidenced by the state initiatives referenced in previous comment five, and any additional qualitative factors underlying your conclusion.

Response

The Company’s website enables callers in the United States to place calls internationally, including to Iran. VoIP, Inc. is a telecommunications reseller for theses calls and merely takes calls placed from customers obtained through its website and delivers the calls to non-Iranian telecommunications carriers (including Qwest, Teleglobe America, Inc., Primus Telecommunications, Inc., and iBasis, Inc.), who in turn use other carriers that are unknown to VoIP, Inc. to terminate, or complete the calls within Iran. The Company does not have any employees, operations, assets or facilities in Iran. As stated in its December 18th letter, for the year ended December 31, 2005, the Company’s consolidated revenue was $15,507,145. The revenue associated with call termination to

151 South Wymore Road, Suite 3000, Altamonte Springs, FL 32714
Phone: (407) 389-3232 / Fax: (407) 389-3233

Ms. Michele Anderson, Esq.
January 8, 2007

Iran is approximately $35,000 per month, all of which is generated from calls originating in the United States. Because the revenue received from terminating calls to Iran is such a small percentage of the Company’s consolidated revenue, and given that this revenue is generated entirely from the Company’s operations based in the United States from callers in the United States, the Company considers the revenue received from these calls to be immaterial, both quantitatively and qualitatively. Even if the Company’s call termination business were considered to be an indirect contact with Iran, given that such contact is minimal and no different than that of many other publicly traded telecommunications companies, the Company does not believe that it will have any impact on investor sentiment. The proxy has also been revised to expand the discussion of how the Company terminates calls to Iran, and the immaterial nature of this revenue. Please see page 23.

Proposal No. Three...To Authorize 25,000,000 Shares of Preferred Stock, page 20

2.
Ensure that you have included in the proxy statement a discussion of all significant terms of the Series A convertible preferred stock; for example, clarify that WQN will pay no further consideration if it converts one share of Series A convertible preferred stock into 9.43 shares of common stack, if true.

Response

The Company believes that it has included all significant terms of the Series A convertible preferred stock. To this end, page 20 of the proxy statement has been revised to state that WQN will pay no further consideration if it converts one share of Series A convertible preferred stock into 9.43 shares of common stock.

Sincerely, /s/ Robert Staats Robert Staats Chief Accounting Officer

151 South Wymore Road, Suite 3000, Altamonte Springs, FL 32714
Phone: (407) 389-3232 / Fax: (407) 389-3233